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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be “filed: for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No.	Not Applicable.

1	NAMES OF REPORTING PERSONS: First Interstate Bank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	I.R.S. Identification No.: 81-0192860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Montana, USA

	5	SOLE VOTING POWER:

NUMBER OF		287,859

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		751,134

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		422,522

WITH:	8	SHARED DISPOSITIVE POWER:

		928,597

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,351,119

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	EP/BK

CUSIP No. Not Applicable.
Item 1.

(a)	Name of Issuer:

First Interstate BancSystem, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

401 North 31st Street
Billings, Montana 59116
Item 2.

(a)	Name of Person Filing:

First Interstate Bank

(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 30918
Billings, Montana 59101

(c) Citizenship:

Montana, USA

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

Not Applicable

Item 3.	If this statement if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☑	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80-a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☑	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) for the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d(b)(1)(ii)(J).
Item 4. Ownership.

First Interstate Bank beneficially owns 1,351,119 shares, or 16.6%, of issuer’s common stock.

First Interstate Bank has sole voting power for 287,859 shares, all of which are held as trustee for various Scott family members.

First Interstate Bank has sole dispositive power for 422,522 shares, including 419,876 shares held as trustee for various Scott family members and 2,646 shares held in trust for others.

First Interstate Bank has shared voting power for 751,134 shares, including 637,741 shares held as trustee for the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc., 92,896 shares held as trustee for various Scott family members and 20,497 shares held in trust for others.

First Interstate Bank has shared dispositive power for 928,597 shares, including 637,741 shares held as trustee for the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc., 270,359 shares held as trustee for various Scott family members and 20,497 shares held in trust for others.

First Interstate Bank has no voting power for 312,126 shares, including 309,480 shares held as trustee for various Scott family members and 2,646 shares held in trust for others.
Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent of Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

(a)	The following certification shall be included if the statement if filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	Not Applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007 Date

/s/ LYLE R. KNIGHT Signature

Lyle R. Knight, Chief Executive Officer Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).